UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 23, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


Form 20-F <u>X</u> Form 40-F


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Yes _ **No <u>X</u>**


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Yes _ **No <u>X</u>**


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes _ **No <u>X</u>**


Enclosure: Press release: **ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES REDEMPTION PRICE IN CONNECTION WITH THE FULL REDEMPTION OF ALL OF ITS OUTSTANDING 5.125% NOTES DUE 2022**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
 ("AngloGold Ashanti" or the "Company")

NEWS RELEASE

ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES REDEMPTION PRICE IN CONNECTION WITH THE FULL REDEMPTION OF ALL OF ITS OUTSTANDING 5.125% NOTES DUE 2022

Please refer to the attached notice of redemption price for further information.

ENDS

 Johannesburg
 23 November 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
Julie Bain	+27 66 364 0038	jbain@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Sabrina Brockman	+1 646 880 4526/ +1 646 379 2555	sbrockman@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

NOTICE OF REDEMPTION PRICE
TO THE HOLDERS OF
ANGLOGOLD ASHANTI HOLDINGS PLC
5.125% NOTES DUE 2022
(CUSIP No. 03512TAC5)

Date: November 22, 2021

NOTICE IS HEREBY GIVEN, by AngloGold Ashanti Holdings plc, a company incorporated under the laws of the Isle of Man (the "Company"), to all holders (the "Holders") of the Company's 5.125% Notes due 2022 (the "Notes") governed by the Indenture, dated as of April 28, 2010, as supplemented by an Officers' Certificate pursuant to Section 301 of the Indenture dated as of July 30, 2012 (collectively, the "Indenture"), among the Company, AngloGold Ashanti Limited, a company incorporated under the laws of the Republic of South Africa, as guarantor, and The Bank of New York Mellon, as trustee (the "Trustee"), that the Company has calculated the Redemption Price (as defined below) in connection with the full redemption of all of its outstanding Notes as announced in its Notice of Redemption dated October 27, 2021, as follows:

1.   The Notes will be redeemed on November 26, 2021 (the "Redemption Date") for an aggregate redemption price (the "Redemption Price") equal to $1,030.68 per $1,000 principal amount of Notes being redeemed on the Redemption Date (an aggregate amount of $456,451,067.52), *plus* accrued and unpaid interest on the principal amount of the Notes to, but not including, the Redemption Date. Accrued and unpaid interest on the principal amount of the Notes to, but not including, the Redemption Date will equal $16.37 per $1,000 principal amount of Notes (an aggregate amount of $7,250,360.28).

2.   On the Redemption Date, the Redemption Price will become due and payable upon each Note being called for redemption, and interest thereon shall cease to accrue on and after the Redemption Date (unless the Company defaults in the payment of the Redemption Price).

3.   The full redemption of the outstanding Notes is being effected pursuant to the provisions relating to optional redemption included in the Notes and Article Eleven of the Indenture.

4.   No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Notes or as set forth in this notice of redemption price. None of the Trustee, the Company or the Paying Agent shall be responsible for the selection or use of the CUSIP number.

5.   Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

ANGLOGOLD ASHANTI HOLDINGS PLC

November 22, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 23, 2021

By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary